Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: October 25, 2017

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
UTX—Q3 2017 United Technologies Corp Earnings Call
EVENT DATE/TIME: OCTOBER 24, 2017 / 12:30PM GMT
OVERVIEW:
Co. reported 3Q17 reported sales of $15.1b and GAAP EPS of $1.67. Expects 2017 EPS to be $6.58-6.63.
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OCTOBER 24, 2017 / 12:30PM, UTX—Q3 2017 United Technologies Corp Earnings CallCarroll Lane Gregory J. Hayes United Technologies Corporation—Chairman, CEO & President C O N F E R E N C E C A L L P A R T I C I P A N T S Carter Copeland Douglas Stuart Harned Sanford C. Bernstein & Co., LLC., Research Division—SVP and Senior Analyst George D. Shapiro Shapiro Research—CEO and Managing Partner Jeffrey Todd Sprague Vertical Research Partners, LLC—Founder and Managing Partner Julian C.H. Mitchell Credit Suisse AG, Research Division—Head of Global Capital Goods Research Team, Director, & Lead Analyst for US Electrical Equipment
Lucy Guo Cowen and Company, LLC, Research Division—VP
Matthew Welsch McConnell RBC Capital Markets, LLC, Research Division—Analyst
Myles Alexander Walton Deutsche Bank AG, Research Division—Director and Senior Research Analyst
Nigel Edward Coe Morgan Stanley, Research Division—MD
Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst
Ronald Jay Epstein BofA Merrill Lynch, Research Division—Industry Analyst
Samuel Joel Pearlstein Wells Fargo Securities, LLC, Research Division—MD, Co-Head of Equity Research & Senior Analyst
Sheila Karin Kahyaoglu Jefferies LLC, Research Division—Equity Analyst
PRESENTATION
Operator
Good morning, and welcome to the United Technologies Third Quarter 2017 Conference Call. On the call today are Greg Hayes, Chairman and Chief Executive Officer; Akhil Johri, Executive Vice President and Chief Financial Officer; and Carroll Lane, Vice President, Investor Relations.
This call is being carried live on the Internet and there’s a presentation available for download from the UTC’s website at www.utc.com. Please note, except where otherwise noted, the company will speak to results from continuing operations, excluding restructuring costs and other significant items of a nonrecurring and/or nonoperational nature, often referred to by management as other significant items.
The company also reminds listeners that the earnings and cash flow expectations and other forward-looking statements provided in this call are subject to risks and uncertainties. UTC’s SEC filings, including its 10-Q and 10-K reports, provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements.
In addition, in connection with the Rockwell Collins acquisition, UTC has filed with the SEC a registration statement that includes a preliminary prospectus of UTC and a preliminary proxy statement of Rockwell Collins, which is not yet effective, which contain important information about UTC, Rockwell Collins, the transaction and related matters. (Operator Instructions) Please go ahead, Mr. Hayes. * * *
OCTOBER 24, 2017 / 12:30PM, UTX—Q3 2017 United Technologies Corp Earnings Call
Gregory J. Hayes—United Technologies Corporation—Chairman, CEO & President
We’re also, of course, very excited about the Rockwell Collins deal and what it will bring to our aerospace portfolio.
Collins is the ideal complement to our Aerospace Systems business. We’ve been very impressed with the team at Collins and we look forward to bringing together 2 world-class organizations. We’re also confident that the combination of Aerospace Systems and Collins will create significant value for our customers as we develop aircraft systems that are more electric, more intelligent, more integrated and more connected. We’re also confident that the deal will be accretive to earnings at UTC in 2019, assuming we close by the middle of next year. This will create value for the shareholders in both the near term and for decades to come. * * *

OCTOBER 24, 2017 / 12:30PM, UTX—Q3 2017 United Technologies Corp Earnings Call
Operator
The next question will come from Jeff Sprague of Vertical Research.
Jeffrey Todd Sprague—Vertical Research Partners, LLC—Founder and Managing Partner
Greg, enjoyed reading the S-4 and it’s
Gregory J. Hayes—United Technologies Corporation—Chairman, CEO & President
Me, too.
Jeffrey Todd Sprague—Vertical Research Partners, LLC—Founder and Managing Partner
So many questions to ask but I’ll just make it one. It sounds like the overture started with the idea of some type of partnership arrangement. And I just wonder if you can elaborate a little bit kind of what that might have looked like and what it would have actually implied for the UTC portfolio. It sounds like it was a quasi-breakup of the portfolio,is where I’m going.
Gregory J. Hayes—United Technologies Corporation—Chairman, CEO & President
I wouldn’t go quite that far, Jeff. But I think, when I first started these conversations with Kelly earlier this year, it was really around a way to try to unlock the value of a combination of Rockwell and our Aerospace Systems business in the most, I’ll say, shareowner-friendly basis that we could come up with. And so the original proposal that I went to Kelly with and our folks had come up with a structure where we would contribute our Aerospace Systems business, they would contribute their business into a joint venture, we would own about 2/3 of it, Rockwell Collins share owners would own about 1/3 of it. And there’s a very tax-efficient way to do this and you get all the benefits of the synergies.
After a lot of discussion with Kelly, I know Kelly and his board had spent some time going through this, they really had some concerns about how the governance might work with Rockwell Collins only owning 1/3 of the joint venture. And so they came back to us, as it says in the S-4, and they suggested that we make an offer for the whole company, which we ultimately did. This wasn’t an idea to break up the portfolio, though. I think this was how do you maximize the value of the Aerospace Systems business? How do you get the synergies that you have with Rockwell in a manner that is as shareowner-friendly as you can do so there’s no tax leakage, there was no big fees to pay. If anything, it was just a pretty simple transaction. But again, we were still going to control 2/3 of the combined partnership and still have all the benefits that would have accrued back to UTC shareowners as a result.
Jeffrey Todd Sprague—Vertical Research Partners, LLC—Founder and Managing Partner
Would this thing have traded, Greg, like the Baker Hughes-GE thing? Or would it just have been a private partnership between the 2?
Gregory J. Hayes—United Technologies Corporation—Chairman, CEO & President
No, it would’ve been a — well — so it would’ve been a private partnership, 1/3 owned by — and again, the percentages are maybe a little off. It may have been 35% or 38% or even 40% Rockwell Collins and then 66% to 60% UTC, but we would have owned it. The Rockwell Collins shares would have continued to trade publicly, which would have been the proxy for what the — at least 1/3 of the value was of the joint venture. * * *

OCTOBER 24, 2017 / 12:30PM, UTX—Q3 2017 United Technologies Corp Earnings Call
Ronald Jay Epstein—BofA Merrill Lynch, Research Division—Industry Analyst
Okay. Great. And then maybe just changing gears real quick. Looks like Bombardier might have hit a lottery ticket here with Airbus taking over the CSeries. A, question one, if you can say, in aggregate, what is your content on the CSeries, right? Because if you think about it, from the engines and all the Goodrich stuff, the air monitoring equipment and the nacelles and then all the stuff Collins has on an airplane, you guys are all over that airplane. So just curious, if you can say, what is your content in aggregate? Because I know you probably can’t break it out piece by piece.
And then the second question is, if Airbus does sell 2,000 of these things, which they’re talking about, what do you guys have to do to deliver on that? Because all of a sudden this program might end up being a heck of a lot larger than anybody ever thought it would be.
Gregory J. Hayes—United Technologies Corporation—Chairman, CEO & President
Can I just say that would be really good news. Look, the combined UTAS, Pratt and Rockwell Collins content on the CSeries is a little over 30 — I think it’s 34%, 35%. So we have a big chunk of the bill of material and, therefore, a big investment in this aircraft and a lot at stake in seeing that it’s successful. I think talking to both Alain and to Tom Enders last week, I said it’s a great deal for them, and I think long term it will be a good deal for UTC as well, given the content that we have on the aircraft.
Look, in my mind, it was a validation of the Geared Turbofan, because the GTF, as you guys know, is the sole source engine on the CSeries. And despite all that’s been written about the durability issues, blah, blah, blah, the fact is the engine works and Airbus has high confidence or they wouldn’t have done this deal. And so to me, it was really just validation of the GTF works. * * *

OCTOBER 24, 2017 / 12:30PM, UTX—Q3 2017 United Technologies Corp Earnings Call
Gregory J. Hayes—United Technologies Corporation—Chairman, CEO & President
If you think about it, the whole premise behind the Rockwell Collins acquisition is to find ways to be more innovative on the airframe, right, to take weight out, to take cost out and to offer innovative solutions to the airframers. And the scale that they bring to us gives us the opportunity to do things that we couldn’t do on our own. And I think that’s what you have to focus on with the Rockwell Collins, is there is a huge value proposition to our customers with this acquisition.
Douglas Stuart Harned—Sanford C. Bernstein & Co., LLC., Research Division—SVP and Senior Analyst
But it seems like a tough environment. I mean, I would have thought the Goodrich acquisition would also have — it would have had that argument, I would say, even more strongly because there was more overlap.
Gregory J. Hayes—United Technologies Corporation—Chairman, CEO & President
Well, there was more overlap from a mechanical systems content standpoint; you’re exactly right. But if you think about what’s going to drive the next generation of airframe decisions, it’s going to be about connected aircraft. It’s going to be about communication systems. It’s going to be about the ability to take digital across all of the systems on the airframe. And that’s one of the benefits to us, is we’ve got all of these systems that we can now connect, that we can do diagnostics on, that can really differentiate our offering and add real value to both the OEMs as well as to the airlines by providing real-time data, real-time diagnostics, real-time spare parts availability.
Operator
The next question is from George Shapiro of Shapiro Research.
George D. Shapiro—Shapiro Research—CEO and Managing Partner
I just wanted to follow up a little bit on Doug’s question, Greg. I mean, Boeing will say that they’ve not seen any benefit from the merger and that’s their objection to Collins. So if you look at the landing gear, you look at the nacelle, what you would point to as benefits that they’ve gotten from the Goodrich acquisition?
Gregory J. Hayes—United Technologies Corporation—Chairman, CEO & President
Well, there is something called PFS 1, which was a significant concession on the part of our Aerospace Systems business to take cost out, to reduce the cost to Boeing on the 787. And it was a big bite at the apple, I would tell you. And we have been working, as you know, to try and cover some of those costs.
The problem at UTAS today, of course, is we don’t make any money on any product that we sell to the Boeing company. None. In fact, we lose money. And so Dave Gitlin and his whole team are laser focused on how to take cost out to overcome the headwinds associated with all of these new OEM programs versus the old OEM programs.
I would tell you, Boeing got a benefit from the acquisition. And look, we’re 6 to 9 to 12 months away from closing on the Rockwell Collins deal, so I can’t comment specifically on where the savings will come from, but I know that Kelly Ortberg and Dave Gitlin have been working, thinking about

OCTOBER 24, 2017 / 12:30PM, UTX—Q3 2017 United Technologies Corp Earnings Call
From an innovation standpoint what can we do together, where can we take cost out, where can we take weight out, where can we add value across the connected airplanes.
So look, it’s too early to say — to point specifically to where the benefits will come from, but it’s one of the things that airlines and to the airframers, is we will provide value to you guys because of this. * * *
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Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the posed Rockwell Collins merger, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition of Rockwell; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement, including on circumstances that might require Rockwell Collins to pay a termination fee of $695 million to United Technologies or $50 million of expense reimbursement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in its operation of the business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by United Technologies’ proposed acquisition of Rockwell Collins; (23) risks associated with potential merger-related litigation or appraisal proceedings; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ proposed acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4, which includes a preliminary prospectus of United Technologies and a preliminary proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.